February 6, 2008

Mail Stop 6010

By U.S. Mail and facsimile to (212) 282-6224

Ms. Andrea Jung
Chairman and Chief Executive Officer
Avon Products Inc.
1345 Avenue of the Americas
New York, New York 10105-0196

> **Re:** **Avon Products Inc.**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 001-04881**

Dear Ms. Jung:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

Sincerely,

Perry J. Hindin
Special Counsel

cc via facsimile:
John J. Huber, Esq.
Latham & Watkins
(F) 202.637.2201